Filed by ReShape Lifesciences Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

[The following is the earnings release issued by ReShape Lifesciences Inc. on August 14, 2024.]

ReShape Lifesciences® Reports Second Quarter Ended June 30, 2024 Financial Results and Provides Corporate Update

Entered into Merger Agreement With Vyome Therapeutics and Asset Purchase Agreement with Biorad Medisys

Significant Reduction in Overall Operating Expenses of 45.4% in the First Half of 2024 Compared to the First Half of 2023

Conference Call to be Held at 4:30 pm ET on Thursday, August 15, 2024

IRVINE, Calif., August 14, 2024 -- ReShape Lifesciences Inc. (Nasdaq: RSLS), the premier physician-led weight loss and metabolic health-solutions company, today reported financial results for the second quarter ended June 30, 2024 and provided a corporate strategic update.

Second Quarter 2024 and Subsequent Highlights

•	July 2024: Entered into a definitive merger agreement with Vyome Therapeutics, Inc., a private clinical-stage company targeting immuno-inflammatory and rare diseases, under which ReShape and Vyome will combine in an all-stock transaction. Under the terms of the merger agreement, which has been unanimously approved by the boards of directors of both companies, existing ReShape stockholders will own approximately 11.1% of the combined company immediately following the closing of the merger, subject to adjustment based on ReShape’s actual net cash at closing compared to a target net cash amount of $5 million.

Simultaneously with the execution of the merger agreement, ReShape entered into an asset purchase agreement with Biorad Medisys, Pvt. Ltd., which is party to a previously disclosed exclusive license agreement with ReShape for ReShape’s Obalon® Gastric Balloon System. Pursuant to the asset purchase agreement, ReShape will sell substantially all of its assets to Biorad (or an affiliate thereof), including ReShape’s Lap-Band® System, Obalon® Gastric Balloon System and the Diabetes Bloc-Stim Neuromodulation™ (DBSN™) System (but excluding cash), and Biorad will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024. The cash purchase price under the asset purchase agreement will count toward ReShape’s net cash for purposes of determining the post-merger ownership allocation between ReShape and Vyome stockholders under the merger agreement.

“We continued to execute on our 2024 cost reduction plan, leading to approximately 45% lower operating expenses for the first half of the year, compared to last year. This, in turn, has stabilized our gross profit margin, even with lower sales due to the adoption of GLP-1s,” stated Paul F. Hickey, President and Chief Executive Officer of ReShape Lifesciences®. “In July, we coordinated both the merger agreement with Vyome Therapeutics and the concurrent asset purchase agreement with Biorad, successfully maximizing value for our stockholders. Beginning in December of last year, we conducted a high priority search for synergistic merger and acquisition opportunities, having engaged Maxim Group LLC, on an exclusive basis, to assist in this process. To that end, following an extensive evaluation of multiple strategic options and engaging in discussions with a number of other potential merger and acquisition candidates, our board of directors unanimously recommended the merger with Vyome, along with a concurrent asset sale to Biorad. We believe this presents a significant opportunity for our shareholders to capitalize on the potential of the newly formed entity, post-merger. Additionally, we express our gratitude to our Series C preferred stockholders for their willingness to substantially lower their liquidation preference, thereby enabling our common stockholders to recognize the potential value of the merger. I am very enthusiastic about the shareholder value and growth potential resulting from these transactions.”

Second Quarter and Six Months Ended June 30, 2024, Financial and Operating Results

Revenue totaled $2.0 million for the three months ended June 30, 2024, which represents a contraction of 12.8%, or $0.3 million compared to the same period in 2023. Revenue totaled $3.9 million for the six months ended June 30, 2024, which represents a contraction of 13.9%, or $0.6 million compared to the same period in 2023. The primary reason is due to a decrease in sales volume primarily due to GLP-1 pharmaceuticals.

Gross Profit for the three months ended June 30, 2024 was $1.1 million, which was slightly below $1.2 million for the same period in 2023. Gross profit as a percentage of total revenue for the three months ended June 30, 2024, was 57.7% compared to 53.0% for the same period in 2023. Gross profit for the six months ended June 30, 2024 and 2023, was $2.3 million and $2.4 million, respectively. Gross profit as a percentage of total revenue for the six months ended June 30, 2024, was 58.8% compared to 53.2% for the same period in 2023. The increase in gross profit percentage is due to the reduction in overhead related costs, primarily payroll, as the Company had a reduction of employees late in 2023.

Sales and Marketing Expenses for the three months ended June 30, 2024 decreased by $1.5 million, or 69.2%, to $0.7 million, compared to $2.2 million for the same period in 2023. Sales and marketing expenses for the six months ended June 30, 2024, decreased by $2.7 million, or 61.3%, to $1.7 million, compared to $4.4 million for the same period in 2023. The decrease of $1.5 million for the three months ended June 30, 2024 and $2.7 million for the six months ended June 30, 2024, respectively, is primarily due to a decrease in advertising and marketing expenses, including consulting and professional marketing services, as the Company has reevaluated its marketing approach and has moved to a targeted digital marketing campaign, resulting in a reduction of costs. Additionally, there were reductions in payroll-related expenditures, including commissions, stock compensation expense and travel, due to changes in sales personnel and a reduction in sales.

General and Administrative Expenses for the three months ended June 30, 2024, decreased by $0.3 million, or 13.3%, to approximately $2.1 million, compared to $2.4 million for the same period in 2023. General and administrative expenses for the six months ended June 30, 2024, decreased by $2.7 million, or 40.1%, to approximately $4.0 million, compared to $6.7 million for the same period in 2023. The decrease for both three and six months of 2024 is due a reduction in payroll-related expenditures, from a decline in staffing levels and a reduction in rent expense, as the Company moved its headquarters at the end of the second quarter of 2023 to a small facility to reduce costs and professional fees. In addition, in the first quarter of 2023, the Company incurred approximately $1.5 million in one-time adjustments for professional services related to the February 2023 public offering. The three-month decrease was offset by an increase of $0.1 million in legal costs due to the merger and asset purchase transaction that was entered into during July 2024.

Research and Development Expenses for the three months ended June 30, 2024, decreased by $0.2 million, or 31.3% to $0.4 million, compared to $0.6 million for the same period in the prior year. Research and development expenses for the six months ended June 30, 2024, decreased by $0.2 million, or 14.5% to $0.9 million, compared to approximately $1.0 million for the same period in the prior year. The primary reason for the decrease is due to a reduction in consulting and clinical trials, as the Company has paused all clinical work to preserve cash.

Cash and Cash Equivalents As of June 30, 2024, the Company had net working capital of approximately $2.9 million, primarily due to cash and cash equivalents and restricted cash of $1.2 million.

A full discussion of the Company’s financials is available in our Second Quarter 2024 Form 10-Q Report, filed with the Securities and Exchange Commission.

Conference Call Information

Management will host a conference call to discuss ReShape’s financial and operational results on Thursday, August 15 at 4:30 pm ET. Krishna K. Gupta, Chairman of Vyome Therapeutics, will also join the call to discuss Vyome’s strategy. To participate in the conference call please register with the following Registration Link, and dial-in details will be provided. Participants using this feature are requested to dial into the conference call fifteen minutes ahead of time to avoid delays.

An archived replay will also be available on the “Events and Presentations” section of ReShape’s website at: https://ir.reshapelifesciences.com/events-and-presentations.

About ReShape Lifesciences®

ReShape Lifesciences® is America’s premier weight loss and metabolic health-solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. The FDA-approved Lap-Band® System provides minimally invasive, long-term treatment of obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The investigational Diabetes Bloc-Stim Neuromodulation™ (DBSN™) system utilizes a proprietary vagus nerve block and stimulation technology platform for the treatment of type 2 diabetes and metabolic disorders. The Obalon® balloon technology is a non-surgical, swallowable, gas-filled intra-gastric balloon that is designed to provide long-lasting weight loss. For more information, please visit www.reshapelifesciences.com.

Non-GAAP Disclosures

In addition to the financial information prepared in conformity with GAAP, we provide certain historical non-GAAP financial information. Management believes that these non-GAAP financial measures assist investors in making comparisons of period-to-period operating results.

Management believes that the presentation of this non-GAAP financial information provides investors with greater transparency and facilitates comparison of operating results across a broad spectrum of companies with varying capital structures, compensation strategies, and amortization methods, which provides a more complete understanding of our financial performance, competitive position, and prospects for the future. However, the non-GAAP financial measures presented in this release have certain limitations in that they do not reflect all of the costs associated with the operations of our business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the company may be different from similarly named non-GAAP financial measures used by other companies.

Adjusted EBITDA

Management uses Adjusted EBITDA in its evaluation of the company’s core results of operations and trends between fiscal periods and believes that these measures are important components of its internal performance measurement process. Adjusted EBITDA is defined as net loss before interest, taxes, depreciation and amortization, stock-based compensation, and other one-time costs. Management uses Adjusted EBITDA in its evaluation of the company’s core results of operations and trends between fiscal periods and believes that these measures are important components of its internal performance measurement process. Therefore, investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Further, the non-GAAP financial measures presented by the company may be different from similarly named non-GAAP financial measures used by other companies.

Additional Information

In connection with the proposed Merger and Asset Sale, ReShape plans to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities of ReShape and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed Merger and Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of ReShape’s stockholders in connection with the proposed Merger and Asset Sale will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by ReShape and Vyome. Security holders may obtain information regarding the names, affiliations and interests of ReShape’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024. To the extent the holdings of ReShape securities by ReShape’s directors and executive officers have changed since the amounts set forth in ReShape’s proxy statement for its most recent annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed Merger and Asset Sale will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed Merger and Asset Sale, at ReShape’s website at www.reshapelifesciences.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Merger and Asset Sale and the ability to consummate the Merger and Asset Sale. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and ReShape undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) ReShape may be unable to obtain stockholder approval as required for the proposed Merger and Asset Sale; (2) conditions to the closing of the Merger or Asset Sale may not be satisfied; (3) the Merger and Asset Sale may involve unexpected costs, liabilities or delays; (4) ReShape’s business may suffer as a result of uncertainty surrounding the Merger and Asset Sale; (5) the outcome of any legal proceedings related to the Merger or Asset Sale; (6) ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Asset Purchase Agreement; (8) the effect of the announcement of the Merger and Asset Purchase Agreement on the ability of ReShape to retain key personnel and maintain relationships with customers, suppliers and others with whom ReShape does business, or on ReShape’s operating results and business generally; and (9) other risks to consummation of the Merger and Asset Sale, including the risk that the Merger and Asset Sale will not be consummated within the expected time period or at all. Additional factors that may affect the future results of ReShape are set forth in its filings with the SEC, including ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in ReShape’s most recent Annual Report on Form 10-K are not exclusive and further information concerning ReShape and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that ReShape files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, ReShape assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

CONTACTS:

ReShape Lifesciences Contact:

Paul F. Hickey

President and Chief Executive Officer

949-276-7223

ir@ReShapeLifesci.com

Investor Relations Contact:

Rx Communications Group

Michael Miller

(917)-633-6086

mmiller@rxir.com

RESHAPE LIFESCIENCES INC.

Consolidated Balance Sheets

(dollars in thousands; unaudited)

	June 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$1,053	$4,459
Restricted cash	100	100
Accounts and other receivables	1,382	1,659
Inventory	3,246	3,741
Prepaid expenses and other current assets	306	337
Total current assets	6,087	10,296
Property and equipment, net	48	60
Operating lease right-of-use assets	202	250
Deferred tax asset, net	27	28
Other assets	29	29
Total assets	$6,393	$10,663
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,030	$1,689
Accrued and other liabilities	1,895	1,814
Warranty liability, current	163	163
Operating lease liabilities, current	113	111
Total current liabilities	3,201	3,777
Operating lease liabilities, noncurrent	103	151
Common stock warrant liability	54	72
Total liabilities	3,358	4,000
Stockholders’ equity:
Preferred stock:
Series C convertible preferred stock	—	—
Common stock	29	23
Additional paid-in capital	642,457	642,302
Accumulated deficit	(639,362)	(635,574)
Accumulated other comprehensive loss	(89)	(88)
Total stockholders’ equity	3,035	6,663
Total liabilities and stockholders’ equity	$6,393	$10,663

RESHAPE LIFESCIENCES INC.

Consolidated Statements of Operations

(dollars in thousands; unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	$1,965	$2,254	$3,909	$4,541
Cost of revenue	831	1,060	1,610	2,123
Gross profit	1,134	1,194	2,299	2,418
Operating expenses:
Sales and marketing	670	2,177	1,689	4,359
General and administrative	2,119	2,445	3,992	6,667
Research and development	399	581	883	1,033
Gain on disposal of assets, net	—	(33)	—	(33)
Total operating expenses	3,188	5,170	6,564	12,026
Operating loss	(2,054)	(3,976)	(4,265)	(9,608)
Other expense (income), net:
Interest income, net	(4)	(9)	(13)	(4)
Loss (gain) on changes in fair value of liability warrants	2	(472)	(19)	(3,438)
Gain on extinguishment of debt	(429)	—	(429)	—
Loss (gain) on foreign currency exchange, net	16	—	40	(21)
Other	(59)	(6)	(84)	(8)
Loss before income tax provision	(1,580)	(3,489)	(3,760)	(6,137)
Income tax expense	15	4	28	18
Net loss	$(1,595)	$(3,493)	$(3,788)	$(6,155)
Net loss per share - basic and diluted:
Net loss per share - basic and diluted	$(0.06)	$(1.08)	$(0.16)	$(2.48)
Shares used to compute basic and diluted net loss per share	25,222,443	3,249,259	24,339,785	2,482,957

The following table contains a reconciliation of GAAP net loss to non-GAAP net loss Adjusted EBITDA attributable to common stockholders for the three months ended June 30, 2024 and 2023 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
GAAP net loss	$(1,595)	$(3,493)	$(3,788)	$(6,155)
Adjustments:
Interest (income) expense, net	(4)	(9)	(13)	(4)
Income tax expense (benefit)	15	4	28	18
Depreciation and amortization	6	49	12	97
Stock-based compensation expense	65	217	137	440
Gain on disposal of assets, net	—	(33)	—	(33)
Loss (Gain) on changes in fair value of liability warrants	2	(472)	(19)	(3,438)
Gain on extinguishment of debt	(429)	—	(429)	—
Adjusted EBITDA	$(1,940)	$(3,737)	$(4,072)	$(9,075)